Exhibit 99.2

RICH SPARKLE HOLDINGS LIMITED
Interim Condensed Consolidated Balance Sheets
As of March 31, 2026 and September 30, 2025
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2026 (Unaudited)	2025 (Audited)
ASSETS
Current assets:
Cash	$1,701,066	$3,784,776
Accounts receivable, net	2,952,345	2,556,788
Contract assets	36,601	32,287
Prepayments and other current assets	1,030,459	578,613
Total current assets	5,720,471	6,952,464

Non-current assets:
Property and equipment, net	427,479	527,131
Operating lease right-of-use assets	423,292	674,595
Deferred tax assets, net	288,480	169,088
Other non-current assets	169,063	170,301
Total non-current assets	1,308,314	1,541,115
TOTAL ASSETS	$7,028,785	$8,493,579

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$302,916	$528,965
Contract liabilities	15,052	16,393
Amount due a related party	662,253	668,662
Operating lease liabilities, current	443,099	469,826
Income tax payable	153,096	154,217
Accrued expenses and other current liabilities	434,221	759,278
Total current liabilities	2,010,637	2,597,341

Non-current liabilities:
Operating lease liabilities, non-current	–	226,444
Post-employment benefit obligations	22,707	22,873
Total non-current liabilities	22,707	249,317
TOTAL LIABILITIES	2,033,344	2,846,658

Commitments
Contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares, with no par value, 50,000,000 ordinary shares authorized, 15,101,755 and 12,500,000 ordinary shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively*	45,952,480	3,980,040
Additional paid-in-capital	903,051	903,051
Treasury shares	(3,122,440)	-
Retained earnings	(38,731,622)	731,600
Accumulated other comprehensive income	(6,028)	32,230
Total shareholders’ equity	4,995,441	5,646,921
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,028,785	$8,493,579

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

RICH SPARKLE HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
For the Six Months Ended March 31, 2026 and 2025
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2026	2025
Revenues	$2,121,062	$1,741,985
Cost of services	(1,285,288)	(1,109,926)
Gross profit	835,774	632,059

Operating expenses:
Selling, general and administrative	(1,555,814)	(905,329)
Share-based compensation expense	(38,850,000)	-
Total operating expenses	(40,405,814)	(905,329)

Loss from operations	(39,570,040)	(273,270)

Other income (expense)
Interest expense	(17,379)	(31,682)
Gain from lease modification	3,021	-
Total other expense, net	(14,358)	(31,682)

Loss before provision for income taxes	(39,584,398)	(304,952)
Income tax benefit	121,176	48,167
Net loss	$(39,463,222)	(256,785)

Other comprehensive loss
Foreign currency adjustment	$(38,258)	$(3,199)
Comprehensive loss	$(39,501,480)	$(259,984)

Loss per share – Basic and Diluted*	$(2.7947)	$(0.0228)
Weighted average shares outstanding – Basic and Diluted*	14,120,879	11,250,000

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

RICH SPARKLE HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the Six Months Ended March 31, 2026 and 2025
(Currency expressed in United States Dollars (“US$”), except for number of shares)

	2026
	Ordinary Shares			Additional	Accumulated other
	No. of shares	Amount	Treasury shares	paid-in- capital	comprehensive (loss) income	Retained earnings	Total
Balance as of September 30, 2025 (Audited)	12,500,000	$3,980,040	$—	$903,051	$32,230	$731,600	$5,646,921
Foreign currency translation adjustment	—	—	—	—	(38,258)	—	(38,258)
Issurance of shares	101,755	3,122,440	(3,122,440)
Issuance of shares for share-based compensation awards	2,500,000	38,850,000	-				38,850,000
Net loss for the period	—	—	—	—	—	(39,463,222)	(39,463,222)
Balance as of March 31, 2026 (Unaudited)	15,101,755	$45,952,480	$(3,122,440)	$903,051	$(6,028)	$(38,731,622)	$4,995,441

	2025
	Ordinary Shares			Additional	Accumulated other
	No. of shares	Amount	Subscription receivables	paid-in- capital	comprehensive (loss) income	Retained earnings	Total
Balance as of September 30, 2024 (Audited)	11,250,000	$1,024,034	$—	$903,051	$22,926	$598,666	$2,548,677
Foreign currency translation adjustment	—	—	—	—	(3,199)	—	(3,199)
Net loss for the period	—	—	—	—	—	(256,785)	(256,785)
Balance as of March 31, 2025 (Unaudited)	11,250,000	$1,024,034	$—	$903,051	$19,727	$341,881	$2,288,693

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance and share split.

RICH SPARKLE HOLDINGS LIMITED
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the Six Months Ended March 31, 2026 and 2025
(Currency expressed in United States Dollars (“US$”))

	2026	2025
Cash flows from operating activities:
Net loss	$(39,463,222)	$(256,785)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	96,259	6,335
Operating lease expense	264,908	280,019
Deferred income taxes	(121,176)	(48,167)
Share-based compensation expense	38,850,000	-
Change in operating assets and liabilities:
Accounts receivable	(414,148)	1,005,848
Contract assets	(4,549)	-
Prepayments, other current assets and other non-current assets	(450,608)	128,535
Accounts payable	(226,049)	(317,000)
Contract liabilities	(1,222)	-
Accrued expenses and other current liabilities	(325,057)	34,595
Operating lease liabilities	(266,627)	(267,421)
Net cash (used in) provided by operating activities	(2,061,491)	565,959

Cash flows from financing activities:
Payments of offering costs for initial public offering	–	(433,879)
Financings provided to related parties	(6,409)	(908)
Net cash (used in) financing activities	(6,409)	(434,787)

Foreign currency translation adjustment	(15,810)	(405)

Net change in cash and cash equivalents	(2,083,710)	130,767

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	3,784,776	320,161

CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	$1,701,066	$450,928

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